AB 3/4

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47724

KH 3/3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 WASHINGTON BOULEVARD SUITE 2401
(No. and Street)

JERSEY CITY (City) NEW JERSEY (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZELL AND ETTINGER CPA'S
(Name – *if individual, state last, first, middle name*)

3001 AVENUE M (Address) BROOKLYN (City) NEW YORK (State) 11210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11016898

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public

LESLIE J. MOSKOWITZ
Notary Public, State of New Jersey
My Commission Expires
January 05, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2010 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2010, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 12, 2011

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

Cash	$ 414,739
Receivables	256,887
Other securities	340,007
Furniture, at cost, less accumulated depreciation of $2,917	4,083
Other assets	69,158
TOTAL ASSETS	$1,084,874

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 225,263
Accrued pension payable	123,504
TOTAL LIABILITIES	348,767
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized;	
100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	336,016
TOTAL STOCKHOLDERS' EQUITY	736,107
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,084,874

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission income	$5,575,960
Net gain <loss> from securities transactions	<22,937>
Interest and dividend income	4,200
Other income	77,814
TOTAL REVENUES	5,635,037
EXPENSES	
Employee compensation and benefits	2,604,662
Floor brokerage, exchange, and clearance fees	1,122,659
Communications and data processing fees	902,798
Occupancy	109,917
Other expenses	905,333
TOTAL EXPENSES	5,645,369
NET INCOME <LOSS> BEFORE TAXES	<10,332>
PROVISION FOR INCOME TAXES	2,686
NET INCOME <LOSS>	$ <13,018>

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity - January 1, 2010	$749.125	$ 1,000	$ 399,091	$ 349,034
Net income	<13,018>			<13,018>
Stockholders' equity - December 31, 2010	$736,107	$ 1,000	$ 399,091	$ 336,016

The accompanying notes are an integral part of this statement.

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income <loss>		$ <13,018>
Adjustments to reconcile net income to net		
Cash used in operating activities		
Depreciation	$ 1,000	
Increase in receivables	<19,603>	
Decrease in other securities	1,187	
Decrease in accounts payable	<139,071>	
Decrease in other assets	7,658	
Decrease in pension payable	<7,524>	156,353
TOTAL CASH FLOWS USED IN OPERATING ACTIVITIES		<169,371>
NET DECREASE IN CASH		<169,371>
CASH AT BEGINNING OF YEAR		584,110
CASH AT END OF YEAR		$414,739

SUPPLEMENTAL DISCLOSURES

Income tax	$ 2,686

The accompanying notes are an integral part of this statement

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2010

Credits		
Stockholders' equity		$736,107
Debits		
Worthless securities	$ 85	
Security deposits	41,173	
Loan	27,900	
Fixed assets	4,083	
Total debits		73,241
Net capital before haircuts		662,866
Haircuts on securities		7,109
Net capital		655,757
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $348,765 or $100,000		<100,000>
Excess net capital		$555,757
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement		535,757
Ratio of aggregate indebtedness to net capital		53%

Aggregate indebtedness

Accounts payable and accrued liabilities	$225,261
Accrued pension payable	123,504
	$348,765

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer conducting a general securities business, with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash & Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. Other securities consist of a money market account.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has a potential concentration of credit risk in that, at times, it maintains deposits with a financial institution in excess of amounts insured by the FDIC.

Other Comprehensive Income

The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company's Statement of Operations equals comprehensive income.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with National Financial Services LLC, in which National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering functions for these accounts. These functions include the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned, receiving and distributing payments, holding and safekeeping of securities and payments

received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

NOTE 3 - OTHER ASSETS - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company has a security deposit in the amount of $32,813 with its landlord. The deposit is held in an interest bearing account at Chase Manhattan Bank. In addition the Company has a security deposit with the NASDAQ for $3,360. The company also has a deposit on account with their attorney in the amount of $5,000. The Company has $85 of miscellaneous other assets.

The company has an employee loan outstanding for $27,900.

NOTE 4 -DEPRECIATION

Depreciation is provided on a straight-line basis using the estimated useful life. The depreciation expense for 2010 was $1,000.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2010 there were no positions of securities.

NOTE 6 - COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 7 - TAXES

The Company elected to be treated as an S-Corporation for Federal and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 8 - PROFIT SHARING PLAN

The Company has a qualified profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The annual contribution is discretionary as determined by the Board of Directors; however, the contributions cannot exceed 20% of compensation for the eligible employees in any one tax year. The Company's contributions to the plan were $123,504 for the year ending December 31, 2010.

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2010, the Company had net capital of $655,757 which exceeded requirements by $555,757.

NOTE 10 - DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases office space from Trizec, Inc. The lease was renewed in April 2010. The monthly rent paid is $7,067.50 payable the first of each month through September 30, 2014.

The Company leases its office under a non-cancelable operating lease. The following is a schedule of future minimum lease payments required under the lease:

2011	84,810
2012	84,810
2013	84,810
2014	63,608

NOTE 11 - COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on job classification, length of service, and other factors. It is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE ANTI MONEY LAUNDERING COMPLIANCE PROGRAM REQUIRED BY FEDERAL LAW (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2010, and have issued our report thereon dated February 11, 2011.

In planning and performing our audit for the year ended December 31, 2010, we reviewed the Company's anti money laundering program (AML) required by Federal law.

FINRA ANTI-MONEY LAUNDERING PROGRAM RULE

On February 15, 2002, the FINRA filed with the SEC a rule proposal that would set forth minimum standards for the broker/dealers' AML compliance programs. As required by the Money Laundering Abatement Act itself, the rule proposal would require firms to develop and implement a written AML compliance program by April 24, 2002. The proposed rule would require the program to be approved in writing by a member of senior management and be reasonably designed to achieve and monitor the member's ongoing compliance with requirements of the Bank Security Act (BSA) and the implementing regulations promulgated thereunder. The proposed rule change would require firms, at a minimum, to:

1. establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;

2. establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the BSA and implanting regulations;

3. provide for independent testing for compliance to be conducted by member personnel or by qualified outside party;

4. designate an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program; and

5. provide ongoing training for appropriate personnel.

We reviewed the procedures adopted by the Company to comply with the rules described above. In addition we tested for compliance of the above procedures.

Pursuant to our study, we found compliance with the above procedures with no exceptions noted.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 11, 2011

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE (REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2010, and have issued our report thereon dated February 11, 2011.

In planning and performing our audit for the year ended December 31, 2010, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended for the Board of Directors, Management and the FINRA, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger

Zell & Ettinger, CPA's
Brooklyn, New York
February 11, 2011